Exhibit 99.34

CONSENT OF M. BUGNON

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with the annual information form of the Corporation dated March 23, 2012, which includes reference to my name in connection with information relating to the drilling results used to evaluate the Total Rare Earth Oxides deposit.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

/s/ Marie-France Bugnon
By: Marie-France Bugnon, P. Geo.
Title: General Manager, Exploration

Date: March 23, 2012